Via Facsimile and U.S. Mail
Mail Stop 4720

December 4, 2009

R. Don Elsey
Senior Vice President Finance, Chief Financial Officer, and Treasurer
Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, Maryland 20850

Re: Emergent BioSolutions Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A filed April 3, 2009
File Number: 001-33137

Dear Mr. Elsey:

        We have reviewed your November 13, 2009 response to our October 29, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Liquidity and Capital Resources
Contractual Obligations, page 89

1.   Refer to your response to prior comment ten. We note your response that you do not expect that any (contingent contractual payments) would have an adverse effect on (your) financial position, operations and capital resources because, if payable, (you) expect that the benefits associated with the achievement of the relevant milestones or the achievement of revenue would offset the burden of making the payments. Please note that such contractual obligations should be disclosed on a gross basis with out considering the offsetting effect of contingent revenues or cash inflows. Please revise your disclosure to indicate your aggregate contractual license and milestone payments.

Schedule 14A filed April 3, 2009

Information About Executive And Director Compensation
Employment Agreements, page 23

2.   Please refer to your response to comment 14. You advise us that the agreement with Dr. Lockhart need not be filed as an exhibit to your Form 10-K because it is unexecuted. However, we note that the company is currently using this employment agreement to determine Dr. Lockhart's executive compensation. Please file this agreement as an exhibit. Since it is nearing the end of your fiscal year, you may file this agreement as an exhibit to a Form 8-K, and may note in the periodic report that the exhibit does not constitute a definitive agreement.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding the first comment. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on the second comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant